Wowjoint Holdings Limited Announces Extension of Warrant Exchange Offer and Extension of Expiration Date of the Warrants

BEIJING, April 18, 2012 -- /PRNewswire-Asia/ -- Wowjoint Holdings Limited (NASDAQ: BWOW, BWOWW and BWOWU) ("Wowjoint" or the "Company"), China's innovative infrastructure solutions provider of customized heavy duty lifting and carrying machinery, today announced the extension of the offering period for its previously announced exchange offer (the "Offer") for its 7,700,642 outstanding warrants (the "Warrants"). The Offer has been extended until 5:00 p.m., New York City time, on July 17, 2012.

The Offer was previously scheduled to expire at 5:00 p.m., New York City time, on April 18, 2012.   Tenders of the Warrants must be made prior to the expiration of the Offer and may be withdrawn at any time prior to the expiration of the Offer.

The Company also announced today that its Board of Directors approved the extension of the Warrants’ expiration date to May 15, 2013 (from May 15, 2012, the expiration date provided by the original terms of the Warrants). Except for the extension of the expiration date, the terms of the Warrants remain unchanged. Any and all Warrants properly exercised at $5.00, in accordance with the terms of the Warrants, prior to May 15, 2013, will be accepted by the Company, unless previously tendered in the Offer.

Warrant holders should review the Schedule TO, Offer to Exchange and other Offer materials (as they may be supplemented or amended) which the Company has filed or will file with the SEC and has provided or will provide to Warrant holders. Warrant holders who have previously tendered their Warrants do not need to take any other action unless they desire to withdraw their Warrants. Warrants may be withdrawn in accordance with the procedures described in the Offer materials.

The last reported trading price of the Warrants on the NASDAQ Global Market on April 17, 2012 was 0.03 per share. As of April 17, 2012, 3,005,558 Warrants have been tendered and not withdrawn.

A copy of the Offer materials may be obtained from Georgeson, Inc. the information agent for the Offer. Please contact Georgeson, Inc. with any questions regarding the Offer at (212) 440-9800 (banks and brokers), (866) 767-8986 (toll-free) or BWOW@Georgeson.com.

This announcement is for informational purposes only and does not constitute an offer to exchange nor a solicitation of an offer to tender any Warrants. The solicitation of offers to tender Warrants in exchange for shares has been made pursuant to the Offer to Exchange filed with the SEC (as may be amended or supplemented) on March 22, 2012, the related Letter of Transmittal and other related documents that Wowjoint is sending to its Warrant holders. The Offer materials contain important information that should be read carefully before any decision is made with respect to the Offer. Those materials are being distributed by Wowjoint to its Warrant holders at no expense to them. In addition, all of those materials (and all other offer documents filed with the SEC) are available at no charge on the SEC's website at www.sec.gov and from the information agent.

While Wowjoint’s Board of Directors has approved the extension of the expiration date of the Warrants, neither Wowjoint nor any of its directors, officers or employees makes any recommendation as to whether or when to exercise or tender these Warrants.

About Wowjoint Holdings Limited

Wowjoint is a leading provider of customized heavy duty lifting and carrying machinery used in large scale infrastructure projects such as railway, highway and bridge construction. Wowjoint's main product lines include launching gantries, tyre trolleys, special carriers and marine hoists. The Company's innovative design capabilities have resulted in patent grants and proprietary products. Wowjoint believes it is well-positioned to benefit directly from China's rapid infrastructure development by leveraging its extensive operational experience and long-term relationships with established blue chip customers. Information on Wowjoint's products and other relevant information are available on its website at http://www.wowjoint.com.

Forward-Looking Statements

This press release includes "forward-looking statements" which were intended to be identified by words such as "expect," "estimate," "project," "budget," "forecast," "anticipate," "intend," "plan," "may," "will," "could," "should," "believes," "predicts," "potential," "continue," and similar expressions. Forward-looking statements in this press release include matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied by this press release. Wowjoint undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances occurring after the date of this communication. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. All forward-looking statements are qualified in their entirety by this cautionary statement. All subsequent written and oral forward-looking statements concerning Wowjoint or other matters and attributable to Wowjoint or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Wowjoint does not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this news release.

For additional information contact:

Wowjoint Holdings:

Aubrye Foote, Vice President of Investor Relations

Tel: (530) 475-2793

mail: aubrye@wowjoint.com

Website: www.wowjoint.com